April 15, 2005

Mail Stop 03-05

Via US Mail and Facsimile

Mr. David L. Osborn
President
16970 Dallas Parkway, Suite 402
Dallas, Texas 75248

Re:	Hudson`s Grill International Inc.
	Form 10-KSB for the fiscal year ended December 31, 2004
	Commission file # 333-94797:

Dear Mr. Osborn:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Item 6.  Management`s Discussion and Analysis
Recently Issued Accounting Pronouncements

1. Reference is made to Note 8 to your financial statements. You disclose that that you granted 216,000 and 240,000 stock options to your president and two directors, respectively as compensation for their services during the year ended December 31, 2004. In this regard, revise future filings to discuss the anticipated impact of implementing SFAS 123R with respect to your liquidity, capital resources and results of operations. See Item 303 of Regulation S-B and Staff Accounting Bulletin Topic 11:M.

Financial Statements

Statements of Income

2. We note that you have presented "income from sale of assets" as a component of other income. In future filings, please present the gain from sale of assets as a component of income(loss) from operations. See paragraph 45 of SFAS No. 144.

Notes to the Financial Statements

Note 3.  Franchise Activities

3. Reference is made to the second paragraph. Supplementally tell us, with a view toward expanded disclosure, whether the deferred portion of the initial franchise fee covers the estimated cost of providing continuing services in excess of continuing franchise fees plus a reasonable profit on those continuing services. See paragraph
7 of SFAS 45.  We may have further comments.

Note 7.  Income Taxes

4. We note that you have provided a valuation allowance for the entire net deferred tax asset in 2003 and 2004. In view of the fact that the net deferred tax asset primarily relates to net operating losses and you have generated taxable income over the past two years, please supplementally tell us, and disclose in future filings, why you believe it is appropriate to recognize a valuation allowance. As part of your response, please tell us the available evidence supporting your conclusion that it is more likely than not that your deferred tax asset will not be realized. See paragraphs 20 and 21 of
SFAS No. 109.

Note 9.  Related Party Transactions

5. Reference is made to the fourth paragraph. Supplementally tell us, with a view toward expanded disclosure, the consideration you received in exchange for your agreement not to receive monthly franchise fees from the two restaurants in which one of your directors is the franchisee. Also, tell us how you have accounted for this transaction and the literature that supports your accounting treatment. In addition, since you will not collect continuing franchise fees to cover the estimated cost of the continuing services to be provided plus a reasonable profit on those continuing services, supplementally tell us whether you have deferred a portion of the initial franchise fees. If have not deferred portion of the initial franchise fees, please explain why. See paragraph 7 of SFAS 45. We may have further comments.

* * * * * * * * * * * * * * * * * * * * * * *
As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-824-5663 or Kathy Mathis at
202-942-1994 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Hudson's Grill International Inc.
April 15, 2005
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